Core Equity Portfolio

Investment Objective, Principal Strategies and Risks of the Core Equity Portfolio

Investment Objective — The objective of the Core Equity Portfolio, formerly known as Growth & Income Portfolio, (the “Portfolio”) is to achieve maximum total return through capital appreciation by investing at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities.

Principal Investment Strategy — Under normal market conditions, the Adviser and Sub-Adviser currently intend to invest at least 80% of the Portfolio’s assets in common stock and American Depositary Receipts (ADRs) of U.S. and international companies that are traded on major domestic securities exchanges  (NYSE, AMEX, NASDAQ).

Principal Risks — You may be interested in the Portfolio if you are comfortable with the risks of equity securities and intend to make a long-term investment commitment.  Like all managed funds, there is a risk that the Adviser’s strategy for managing the Portfolio may not achieve the desired results.  In addition, the price of common stock moves up and down in response to corporate earnings and developments, interest rate movements, economic and market conditions and anticipated events.  As a result, the price of the Portfolio’s investments may go down and you could lose money on your investment.  If the board of Trustees determines to change the Portfolio’s policy of investing at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities, it will provide the shareholders of the Portfolio at least 60 days prior written notice of the change.

The SAI contains additional information about the risks associated with investing in the Portfolio.

The value of the Portfolio’s shares, like stock prices, generally will fluctuate within a wide range.  An investor in the Portfolio could lose money over short or even long periods of time.

Please remember that there is no guarantee that the Portfolio will achieve its investment objective, and an investment in the Portfolio is not a deposit or any other obligation of a bank, is not insured, endorsed, or guaranteed by the FDIC, a bank or any government agency, and involves investment risk including the possible loss of the principal amount invested.

The Portfolio may sell its shares only to separate accounts of various insurance companies (the “Insurer(s)”) and to various pension and profit-sharing plans (“Retirement Plans”).  Shares are available through investment in various Retirement Plans, or purchase of certain variable annuity contracts (“Contracts”) issued by Insurers.  If you are a Contract owner, the Insurer will allocate your premium payments to the Portfolio through separate accounts in accordance with your Contract.

The Retirement Plans and separate accounts of Insurers are the shareholders of record of the Portfolio’s shares.  Any reference to the shareholder in this Prospectus technically refers to the Retirement Plans and the Insurers’ separate accounts and not to you, the Contract owner or Retirement Plan participant.

Endnotes

PORTFOLIO FACTS

Goal:

Maximum current total return through -

* Capital Appreciation

Principal Investments:

* Common Stocks

* ADRs

Investment Adviser:

* First Tennessee Bank National

Association (“First Tennessee”

or “Adviser”)

Investment Sub-Adviser:

* Highland Capital Management Corporation (“Highland” or

“Sub-Adviser”)

Portfolio Managers:

* David L. Thompson

* Mark J. Cronin

Distributor:

* ALPS Distributors, Inc. (“ADI”)